Akanda corp.

1a, 1b Learoyd Road

New Romney TN28 8XU

United Kingdom

February 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Dillon Hagius

Christine Westbrook

Re:	Akanda Corp. (the “Company”) Registration Statement on Form F-1

File No. 333-262436 (the “Registration Statement”)

Dear Mr. Hagius and Ms. Westbrook:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:30pm, Eastern time, on February 24, 2022, or as soon thereafter as practicable.

The Company understands that the staff of the U.S. Securities and Exchange Commission (the “Commission”) will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Company of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the registered securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel, Mr. Mark C. Lee of Rimon, P.C. at (916) 603-3444. In addition, it would be greatly appreciated if you could please call Mr. Lee to notify him when the Registration Statement has been declared effective.

[Signature page follows]

Sincerely,

Akanda Corp.

By:	/s/ Tejinder Virk
Tejinder Virk
Chief Executive Officer

cc:	Mark C. Lee, Esq., Rimon, P.C.

Eric Foster, Esq., Dentons Canada LLP

Boustead Securities, LLC
6 Venture, Suite 395
Irvine, CA 92618

February 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Dillon Hagius

Christine Westbrook

Re:	Akanda Corp. (the “Company”) Registration Statement on Form F-1

File No. 333-262436 (the “Registration Statement”)

Dear Mr. Hagius and Ms. Westbrook:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as the representative of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30pm, Eastern Time, on February 24, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus, dated February 14, 2022, through the date hereof, to prospective underwriters, institutional investors, dealers and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Please contact Lou Bevilacqua of Bevilacqua PLLC, counsel of the representative of the underwriters, at 202-869-0888 (ext. 100) to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representative of the underwriters

Boustead Securities, LLC

By:	/s/ Keith Moore
	Name:	Keith Moore
	Title:	Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq., Bevilacqua PLLC